

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Darren Marks
Chief Executive Officer
Grom Social Enterprises, Inc.
2060 NW Boca Raton Blvd., #6
Boca Raton, Florida 33431

> **Re: Grom Social Enterprises, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2022**
> **File No. 333-268278**

Dear Darren Marks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph Lucosky